May 14, 2025

Michael Quartieri
Chief Executive Officer
RumbleOn, Inc.
901 W. Walnut Hill Lane, Suite 110A
Irving, Texas 75038

       Re: RumbleOn, Inc.
           Registration Statement on Form S-3
           Filed May 9, 2025
           File No. 333-287116
Dear Michael Quartieri:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Bryan Flannery